SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11- K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1‑4347

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Rogers Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012
Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2013 and 2012
Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

/s/ David Mathieson
David Mathieson
Vice President, Finance and Chief Financial Officer

June 25, 2014

Audited Financial Statements

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

Years Ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Investment Plan Committee
Rogers Employee Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Rogers Employee Savings and Investment Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Providence, Rhode Island
June 25, 2014

Rogers Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets:
Investments	$113,087,384	$94,687,722

Receivables:
Participant contributions	—	137,304
Employer contributions	333,775	215,600
Other employer receivable	453,029	353,203
Notes receivable from participants	1,891,950	1,729,028
	2,678,754	2,435,135

Net assets available for benefits	$115,766,138	$97,122,857

See accompanying notes to financial statements.

Rogers Employee Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2013	2012
Additions:
Investment income:
Capital gains	$1,475,409	$556,901
Interest	546,674	556,227
Dividends	556,736	569,997
Net appreciation in fair value of investments	16,176,628	9,389,001
	18,755,447	11,072,126

Interest income on notes receivable from participants	69,418	66,883

Contributions:
Participant	4,782,667	4,992,877
Employer	2,171,798	1,721,628
Other employer	99,826	353,203
Rollovers	698,550	240,401
	7,752,841	7,308,109
Total additions	26,577,706	18,447,118

Deductions:
Benefit payments	7,873,454	8,119,175
Administrative expenses	60,971	62,505
Total deductions	7,934,425	8,181,680

Net increase	18,643,281	10,265,438

Net assets available for benefits:
Beginning of year	97,122,857	86,857,419
End of year	$115,766,138	$97,122,857

See accompanying notes to financial statements.

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

NOTE A - DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) sponsored by Rogers Corporation is a contributory defined contribution plan covering all regular U.S. employees, excluding employees hired for a limited period of time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's custodian and trustee functions are performed by businesses controlled by or affiliated with Prudential Financial, Inc. (Prudential). Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

Participants may contribute up to the lesser of $17,500 or their annual compensation less Federal Insurance Contributions Act (FICA) taxes. Unless otherwise elected by the employee, within the first month of employment there is an auto-enrollment of a contribution of 3% of the participant's annual compensation. If the employee is contributing less than 6% of their annual compensation, the contribution will automatically increase each year until a contribution of 6% of annual compensation is reached.

All participants, except those in collective bargaining units, are eligible to receive matching Rogers Corporation (the Company) contributions. The Company contributed 100% of the first 1% and 50% of the next 5% of each participant's annual compensation in 2013 and 2012 . All contributions are substantially participant directed. The employer match contributions were $1,919,628 and $1,721,628 during 2013 and 2012.

The Plan was enhanced as of July 1, 2013, with the following contribution changes for all participants, except those in collective bargaining units: a) the Company will make a Qualified Non- Elective Contribution of 1% per pay period of the participants' eligible compensation, and b) the Company may, at its discretion, make a discretionary profit sharing contribution of up to 2% of the eligible participants' (as defined by the plan document) eligible compensation. For the 2013 Plan year, this discretionary contribution was $252,170, which was .5% of eligible compensation.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain Internal Revenue Service (IRS) restrictions, or 50 percent of their vested account balance. Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence. A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Each participant's account is credited with the participant's pretax contributions, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable). Total earnings by fund are allocated daily to individual accounts. Earnings are allocated based on a ratio of the participant's account to the total Plan balance.

Participants are immediately vested in their contributions, the employer Qualified Non- Elective Contribution and the employer discretionary profit sharing contribution. Participants become 100% vested in the Company's match contributions after two years of continuous service. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested in the Company's contributions. Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company's contributions. If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

Forfeitures used to reduce Company contributions and administrative expenses were $1,180 and $72,724 during 2013 and 2012, respectively. The forfeiture balance at December 31, 2013 and 2012 was $13,490 and $20, respectively.

NOTE A - DESCRIPTION OF THE PLAN (continued)

An employee's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.
Payment of Benefits

Benefits are recorded when paid.
Valuation and Income Recognition of Investment

Investments held by the Plan are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note E for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Individual participant accounts for the pooled separate accounts are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Rogers Corporation common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the plan year.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Pooled separate accounts are valued at the Net Asset Value (NAV) of units of the separate account. The NAV, as provided by the trustee, is used as a practical expedient to establishing fair value. The NAV is based on the fair value of the underlying investments held by the account less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the separate account, the investment advisor reserves the right to temporarily delay withdrawal from the account in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no redemption restrictions associated with the pooled separate accounts.

Mutual Funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The investment in the group annuity contract is valued at fair value which approximates contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. The fair value of the group annuity contract utilizes an income approach and is based on the discounting of expected cash flows. As there are no contractual cash flows other than redemption, and there is only a 90 day period from initial request to the redemption date, the fair value approximates contract value. There are no events that limit the ability of the Plan to transact at contract value with the insurance company and there are no restrictions on redemption, other than the 90 day waiting period.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by the Company.

NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets available for benefits.

	December 31,
	2013	2012

Guaranteed Income Fund	$26,788,145	$25,031,327
Rogers Corporation - Common Stock	9,619,861	9,630,249
MFS Value Fund R3	*	8,032,229
MFS Value Fund R4	10,999,745	*
American Euro Pac GR R5	8,107,037	7,118,767
Mainstay Large Cap Growth	9,222,669	6,777,305
Mid Cap Growth/ Artisan	5,870,159	*
Pimco Total Return Institution	7,262,423	7,331,225
Small Cap Growth/TimeSSQ	6,274,282	*

* Not applicable, investment amount is below 5%.

During the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2013	2012

Pooled Separate Accounts	$5,658,033	$2,496,907
Mutual Funds	8,528,040	4,217,812
Rogers Corporation Common Stock	1,990,555	2,674,282
	$16,176,628	$9,389,001

NOTE D - RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Prudential. Prudential is the trustee (custodian) as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the plan for the investment management services are paid through revenue sharing, rather than a direct payment. The Plan has not made direct payments to the third party administrator for the years ended December 31, 2013 and 2012. The Plan Sponsor pays directly any other fees related to the plan’s operations.

During the years ended December 31, 2013 and 2012, the Plan entered into the following transactions with a related party:

	2013		2012
	Shares	Amount	Shares	Amount
Rogers Corporation:
Purchases of capital stock	4,975.2786	$246,535	14,344.2623	$548,167
Sales of capital stock, at market value	42,478.6468	2,247,478	59,986.8315	2,422,611

NOTE E - FAIR VALUE MEASUREMENT

FASB ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Rogers Corporation Common Stock	$9,619,861	$—	$—	$9,619,861
Mutual Funds:
Large Cap	20,222,414	—	—	20,222,414
Mid Cap	9,741,942	—	—	9,741,942
Small Cap	4,165,737	—	—	4,165,737
Fixed Income	7,262,423	—	—	7,262,423
International	13,090,201	—	—	13,090,201
Pooled Separate Accounts:
Large Cap	—	5,522,723	—	5,522,723
Mid Cap	—	5,870,159	—	5,870,159
Small Cap	—	6,274,282	—	6,274,282
Balanced	—	4,529,497	—	4,529,497
Guaranteed Income Fund	—	—	26,788,145	26,788,145
Total investments at fair value	$64,102,578	$22,196,661	$26,788,145	$113,087,384

NOTE E - FAIR VALUE MEASUREMENTS (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Rogers Corporation Common Stock	$9,630,249	$—	$—	$9,630,249
Mutual Funds:
Large Cap	14,809,534	—	—	14,809,534
Mid Cap	7,630,026	—	—	7,630,026
Small Cap	3,180,458	—	—	3,180,458
Fixed Income	7,331,225	—	—	7,331,225
International	10,847,179	—	—	10,847,179
Pooled Separate Accounts:
Large Cap	—	3,951,841	—	3,951,841
Mid Cap	—	4,511,396	—	4,511,396
Small Cap	—	4,001,552	—	4,001,552
Balanced	—	3,762,935	—	3,762,935
Guaranteed Income Fund	—	—	25,031,327	25,031,327
Total investments at fair value	$53,428,671	$16,227,724	$25,031,327	$94,687,722

The Pooled Separate Accounts have a reported NAV. They do not have any unfunded commitments, they have a daily redemption frequency and have a 90 day redemption notice period.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2013 and 2012:

Guaranteed Income Fund

Balance at January 1, 2012	$23,624,243
Realized gains(losses)	556,215
Purchases	30,222,471
Sales	(29,380,100)
Issuances, Settlements and Roll-Over Contributions	8,498
Balance at December 31, 2012	$25,031,327

Realized gains (losses)	546,674
Purchases	10,233,398
Sales	(9,023,254)
Balance at December 31, 2013	$26,788,145

The Plan's Level 3 investment calculates fair value utilizing an income approach and is based on the discounting of expected cash flows. As there are no contractual cash flows other than redemption, and there is only a 90 day period from initial request to the redemption date, the fair value approximates contract value. There are no events that limit the ability of the Plan to transact at contract value with the insurance company and there are no restrictions on redemption, other than the 90 day waiting period.

NOTE F - Investment Contract with Insurance Company
At December 31, 2013 and 2012, the Plan invested in a fully benefit-responsive group annuity contract. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%. Such interest rates are reviewed and may be reset on a semi-annually basis.
Contract termination may occur by either party upon election and notice. Because the group annuity contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the group annuity contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yields for group annuity contract	2013	2012

Based on actual earnings	2.05%	2.40%
Based on interest rate credited to participants	2.05%	2.40%

NOTE G - RISKS AND UNCERTAINITES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H - INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated April 18, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE I - CORRECTIVE ACTION

Due to an administrative oversight, the Employer did not provide the opportunity for certain individuals to participate in the Plan. As a result, the Employer is currently utilizing a voluntary-correction process to provide benefit to those individuals inadvertently excluded. A calculation has been prepared by the Employer, which includes corrective action for 2008, 2009, 2010, 2011, 2012 and 2013. The Plan has recorded an Other employer receivable for $453,029 and $353,203 on behalf of the Participants with respect to this correction for the years ended December 31, 2013 and 2012, respectively.

NOTE J - SUBSEQUENT EVENTS

In accordance with ASC 855, Subsequent Events, the Plan has evaluated events that have occurred subsequent to the year ended December 31, 2013.

The Plan was changed as of January 1, 2014, to include a Company match for the participants in a collective bargaining unit. This match is the same as for other participants, as described in Note A.

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NO: 06-0513860 PLAN NO: 006
ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
December 31, 2013

	Description of Investment -
Identity of Issue or Borrower	Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Group Annuity Contract:

Guaranteed Income Fund *	1,031,379.5592 Units of participation	$26,788,145

Equity Funds:
Prudential Pooled Separate Accounts:*
Dryden S&P 500 Index Fund	42,287.2494 Units of participation	5,522,723
Small Cap Growth/TimeSSQ	110,699.4011 Units of participation	6,274,282
Mid Cap Growth/Artisan	216,578.9490 Units of participation	5,870,159
IFX LT AGG Growth FD (I)	136,875.2498 Units of participation	1,834,825
IFX LT AGG Growth FD (S)	12,980.3587 Units of participation	168,361
IFX LT Balanced Fund (I)	77,175.4651 Units of participation	1,047,560
IFX LT Balanced Fund (S)	10,887.3512 Units of participation	142,991
IFX LT Conservative FD (I)	52,605.6617 Units of participation	717,506
IFX LT Growth Fund (I)	24,770.7160 Units of participation	335,810
IFX LT Inc & Equity FD (I)	21,032.1116 Units of participation	282,444
		22,196,661
Mutual Funds:

American Euro Pac GR R5	165,517.2908 Shares	8,107,037
JP Morgan Mid Cap Value Select	157,456.1264 Shares	5,481,048
Mainstay Large Cap Growth	885,943.2959 Shares	9,222,669
MFS Value Fund R4	331,317.6052 Shares	10,999,745
Oakmark Equity & Income	130,502.1174 Shares	4,260,894
Thornburg Intl VAL R5	155,626.6140 Shares	4,983,164
Victory SM Company Opp I	103,112.2941 Shares	4,165,737
Pimco Total Return Institution	679,366.1003 Shares	7,262,423
		54,482,717

Rogers Stock Fund

Rogers Corporation - Common Stock*	156,420.4993 Shares	9,619,861

Loan Fund

Participant loans	Participant loans, interest from 3.75% to 10.50%	1,891,950
		$114,979,334

* Indicates party-in-interest to the plan.

Note: Cost information has not been included because all investments are participant directed.